Exhibit 99.2
OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of June 30, 2024 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 HaArba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as of June 30, 2024 and the condensed consolidated interim statements of profit and loss, comprehensive income, changes in equity and cash flows for the six-and three-month periods then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

August 18, 2024

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Somekh Chaikin
 Millennium Tower KPMG
17 HaArba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

To
The Board of Directors of
OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)	Independent auditors’ review report of August 18, 2024 on the Company’s condensed consolidated financial information as of June 30, 2024 and for the six- and three-month periods then ended.

(2)
Independent auditors’ special report of August 18, 2024 on the Company’s separate interim financial information as of June 30, 2024, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the six- and three-month periods then ended.

Respectfully,

Somekh Chaikin
Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	722	818	1,007
Short-term restricted deposits and cash	5	60	2
Trade receivables	360	277	247
Other receivables and debit balances	365	169	404
Short-term derivatives	13	14	12

Total current assets	1,465	1,338	1,672

Non‑current assets

Long-term restricted deposits and cash	58	58	59
Long-term receivables and debit balances	183	187	190
Investments in associates	2,661	2,496	2,550
Deferred tax assets	38	25	57
Long-term derivatives	60	63	51
Property, plant & equipment	6,680	6,135	6,243
Right‑of‑use assets and deferred expenses	622	601	631
Intangible assets	1,168	1,067	1,165

Total non‑current assets	11,470	10,632	10,946

Total assets	12,935	11,970	12,618

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	146	183	391
Current maturities of debt from non‑controlling interests	29	33	32
Current maturities of debentures	202	113	192
Trade payables	319	377	257
Payables and credit balances	438	487	403
Short-term derivatives	7	3	8

Total current liabilities	1,141	1,196	1,283

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,880	2,555	2,865
Long-term debt from non-controlling interests	469	400	422
Debentures	1,756	1,735	1,647
Long-term lease liabilities	201	209	204
Long-term derivatives	45	-	58
Other long‑term liabilities	567	146	399
Deferred tax liabilities	495	479	498

Total non-current liabilities	6,413	5,524	6,093

Total liabilities	7,554	6,720	7,376

Equity

Share capital	2	2	2
Share premium	3,211	3,210	3,210
Capital reserves	619	645	523
Retained earnings	115	8	113

Total equity attributable to the Company’s shareholders	3,947	3,865	3,848

Non‑controlling interests	1,434	1,385	1,394

Total equity	5,381	5,250	5,242

Total liabilities and equity	12,935	11,970	12,618

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: August 18, 2024

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Profit and Loss

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	1,311	1,120	673	601	2,552
Cost of sales and services (excluding depreciation and amortization)	(911)	(834)	(481)	(470)	(1,827)
Depreciation and amortization	(155)	(110)	(81)	(62)	(288)

Gross income	245	176	111	69	437

General and administrative expenses	(119)	(117)	(58)	(58)	(212)
Share in profits of associates	86	100	14	15	242
Business development expenses	(22)	(30)	(10)	(15)	(58)
Compensation for loss of income	26	-	-	-	41
Other income (expenses), net	(52)	(5)	4	(5)	(16)

Operating profit	164	124	61	6	434

Finance expenses	(172)	(110)	(96)	(63)	(240)
Finance income	23	37	8	8	43

Finance expenses, net	(149)	(73)	(88)	(55)	(197)

Profit (loss) before taxes on income	15	51	(27)	(49)	237

Tax benefit (income tax expenses)	(27)	(12)	-	9	(68)

Profit (loss) for the period	(12)	39	(27)	(40)	169

Attributable to:
The Company’s shareholders	2	39	(16)	(24)	144
Non‑controlling interests	(14)	-	(11)	(16)	25

Profit (loss) for the period	(12)	39	(27)	(40)	169

Earnings (loss) per share attributable to the Company’s owners

Basic and diluted earnings (loss) per share (in NIS)	0.01	0.18	(0.07)	(0.10)	0.63

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	(12)	39	(27)	(40)	169

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	25	17	7	13	(40)
Net change in fair value of derivatives used to hedge cash flows recognized in the cost of the hedged item	-	(4)	-	(1)	(5)
Net change in fair value of derivatives used to hedge cash flows transferred to profit and loss	(8)	(11)	(6)	(7)	(20)
Group’s share in other comprehensive loss of associates, net of tax	(56)	(14)	5	4	(48)
Foreign currency translation differences in respect of foreign operations	159	215	94	102	126
Tax on other comprehensive income (loss) items	(7)	(12)	(3)	(6)	1

Other comprehensive income for the period, net of tax	113	191	97	105	14

Total comprehensive income for the period	101	230	70	65	183

Attributable to:
The Company’s shareholders	95	190	58	56	169
Non‑controlling interests	6	40	12	9	14
Comprehensive income for the period	101	230	70	65	183

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑con- trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the six-month period ended June 30, 2024

Balance as of January 1, 2024	2	3,210	248	25	250	113	3,848	1,394	5,242

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	4	-	-	-	4	-	4
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(27)	120	-	93	20	113
Profit (loss) for the period	-	-	-	-	-	2	2	(14)	(12)

Balance as of June 30, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

For the six-month period ended June 30, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	196	196
Share-based payment	-	-	5	-	-	-	5	1	6
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the period, net of tax	-	-	-	(8)	159	-	151	40	191
Profit for the period	-	-	-	-	-	39	39	-	39

Balance as of June 30, 2023	2	3,210	244	83	318	8	3,865	1,385	5,250

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings	Total	Non‑con- trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended June 30, 2024

Balance as of April 1, 2024	2	3,210	249	(5)	299	131	3,886	1,388	5,274

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	3	-	-	-	3	-	3
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	3	71	-	74	23	97
Loss for the period	-	-	-	-	-	(16)	(16)	(11)	(27)

Balance as of June 30, 2024	2	3,211	251	(2)	370	115	3,947	1,434	5,381

For the three-month period ended June 30, 2023

Balance as of April 1, 2023	2	3,209	244	78	243	32	3,808	1,341	5,149

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	34	34
Share-based payment	-	-	1	-	-	-	1	1	2
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	5	75	-	80	25	105
Loss for the period	-	-	-	-	-	(24)	(24)	(16)	(40)

Balance as of June 30, 2023	2	3,210	244	83	318	8	3,865	1,385	5,250

* Amount is less than NIS 1 million.
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedge fund	Foreign operations translation reserve	Retained earnings (retained loss)	Total	Non‑con- trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Audited)
For the year ended December 31, 2023

Balance as of January 1, 2023	2	3,209	77	91	159	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	9	-	-	-	9	1	10
Exercised options and RSUs	*-	1	(1)	-	-	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	163	289	452
Other comprehensive income (loss) for the year, net of tax	-	-	-	(66)	91	-	25	(11)	14
Profit for the year	-	-	-	-	-	144	144	25	169

Balance as of December 31, 2023	2	3,210	248	25	250	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(12)	39	(27)	(40)	169
Adjustments:
Depreciation and amortization	162	117	85	66	303
Diesel fuel consumption	8	19	4	18	32
Finance expenses, net	149	73	88	55	197
Income tax expense (tax benefit)	27	12	-	(9)	68
Share in profits of associates	(86)	(100)	(14)	(15)	(242)
Other income (expenses), net	52	5	(4)	5	16
Share-based payment transactions	10	17	4	8	(7)
	310	182	136	88	536

Changes in trade and other receivables	(101)	17	(140)	(75)	(22)
Changes in trade payables, service providers, other payables and long-term liabilities	96	(38)	64	44	(25)
	(5)	(21)	(76)	(31)	(47)

Dividends received from associates	26	4	8	4	13
Income tax paid	(4)	(5)	(4)	(4)	(7)

Net cash provided by operating activities	327	160	64	57	495

Cash flows used for investing activities

Interest received	12	15	5	9	35
Change in restricted deposits and cash, net	(1)	(18)	(1)	(33)	48
Withdrawals into short-term deposits	-	125	-	-	125
Release (provision) of short-term collateral, net	7	73	(3)	-	110
Acquisition of subsidiaries, net of cash acquired	-	(893)	-	(625)	(1,172)
Investment in associates	(28)	(8)	(18)	(4)	(29)
Subordinated long-term loans to Valley	-	(87)	-	(87)	(87)
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(505)	(540)	(251)	(317)	(1,223)
Proceeds for derivatives, net	1	9	1	3	8
Other	-	8	-	1	19

Net cash used for investing activities	(514)	(1,316)	(267)	(1,053)	(2,166)
The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows provided by financing activities
Proceeds of debenture issuance, net of issuance costs	198	-	-	-	-
Receipt of long-term loans from banking corporations and financial institutions, net	35	895	2	351	1,242
Receipt of long-term debt from non-controlling interests	24	45	11	10	110
Investments by holders of non-controlling interests in equity of subsidiary	34	196	34	34	231
Proceed in respect of restructuring - share exchange and investment transaction with Veridis	-	452	-	-	452
Change in short term loans from banking corporations, net	(205)	-	(2)	-	231
Tax equity partner’s investment in US-based renewable energy projects	152	-	152	-	304
Interest paid	(119)	(59)	(53)	(25)	(152)
Repayment of long-term loans from banking corporations and others (*)	(126)	(46)	(64)	(22)	(144)
Repayment of long-term loans as part of the acquisition of Gat	-	(303)	-	-	(303)
Repayment of long-term debt from non-controlling interests	(9)	(74)	-	(38)	(123)
Repayment of debentures	(96)	(16)	-	-	(31)
Proceeds for derivatives, net	5	3	3	2	9
Repayment of principal in respect of lease liabilities	(5)	(4)	(3)	(2)	(9)
Other	(7)	-	(2)	-	-
Net cash provided by (used for) financing activities	(119)	1,089	78	310	1,817

Net increase (decrease) in cash and cash equivalents	(306)	(67)	(125)	(686)	146

Balance of cash and cash equivalents of the beginning of period	1,007	849	838	1,503	849

Effect of exchange rate fluctuations on cash and cash equivalent balances	21	36	9	1	12

Balance of cash and cash equivalents as of the end of the period	722	818	722	818	1,007

(*) In the reporting period includes a partial early repayment of the long-term loans in Hadera amounting to approx. NIS 25 million, further to receipt of compensation from the Construction Contractor at the end of 2023 as detailed in Note 28A4 to the Annual Financial Statements.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 1 - GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as of the date and year ended December 31, 2023 (hereinafter – the “Annual Financial Statements”).

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on August 18, 2024.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.	Reclassification

The Group carried out immaterial classifications in its comparative figures such that their classification will match their classification in the current financial statements.

E.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the generation component, which constitutes part of the demand side management tariff, which is supervised and published by the Israeli Electricity Authority. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

In the United States, the electricity tariffs are not regulated and are affected by the demand to electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the Annual Financial Statements.

B.	New standards not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

This standard supersedes IAS 1 - Presentation of Financial Statements. The objective of the standard is to provide improved structure and content to the financial statements, specifically the Statement of Profit and Loss. The standard includes new disclosure and presentation requirements, and requirements which have been retained from IAS 1 with slight changes in wording. Generally, expenses in the Statement of Profit and Loss shall be classified into three categories: operating income, investment income, and finance income. The standard also includes requirements to provide separate disclosure in the financial statements regarding the use of NON-GAAP measures, and specific guidance on aggregation and disaggregation of items in the financial statements and the notes.

The standard will be initially applied for annual periods commencing on January 1, 2027; early application is permitted.

The Group is studying the effects of the standard on the Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 27 to the annual financial statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

	For the six-month period ended June 30, 2024
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	1,074	880	139	98	(880)	1,311

EBITDA after adjusted proportionate consolidation[1]	286	288	63	(3)	(291)	343

Adjustments:
Share in profits of associates						86
General and administrative expenses at the US headquarters (not attributed to US segments)						(43)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(8)
Total EBITDA						378

Depreciation and amortization						(162)
Finance expenses, net						(149)
Other expenses, net						(52)
						(363)

Profit before taxes on income						15

Expenses for income tax						(27)

Loss for the period						(12)

	For the six-month period ended June 30, 2023
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	998	748	67	55	(748)	1,120

EBITDA after adjusted proportionate consolidation[1]	210	268	19	(3)	(270)	224

Adjustments:
Share in profits of associates						100
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not attributed to US segments)						(47)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(13)
Total EBITDA						246

Depreciation and amortization						(117)
Finance expenses, net						(73)
Other expenses, net						(5)
						(195)

Profit before taxes on income						51

Expenses for income tax						(12)

Profit for the period						39

[1]	For a definition of EBITDA following adjusted proportionate consolidation, see Note 27 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended June 30, 2024
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	542	362	79	52	(362)	673

EBITDA after adjusted proportionate consolidation[1]	116	109	35	2	(110)	152

Adjustments:
Share in profits of associates						14
General and administrative expenses at the US headquarters (not allocated to segments)						(19)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(5)
Total EBITDA						142

Depreciation and amortization						(85)
Finance expenses, net						(88)
Other income, net						4
						(169)

Loss before income taxes						(27)

Loss for the period						(27)

	For the three-month period ended June 30, 2023
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Unaudited)

Revenues from sales and provision of services	534	251	40	27	(251)	601

EBITDA after adjusted proportionate consolidation[1]	92	87	12	(3)	(87)	101

Adjustments:
Share in profits of associates						15
Net pre-commissioning expenses of Zomet						(11)
General and administrative expenses at the US headquarters (not allocated to segments)						(23)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(6)
Total EBITDA						76

Depreciation and amortization						(65)
Finance expenses, net						(55)
Other expenses, net						(5)
						(125)

Loss before income taxes						(49)

Tax benefit						9

Loss for the period						(40)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	Energy Transition in the US	Renewable energies in the USA	Other activities in the USA	Adjust-ments to consoli-dated	Consoli-dated - total
In NIS million	(Audited)

Revenues from sales and provision of services	2,283	1,525	146	123	(1,525)	2,552

EBITDA after adjusted proportionate consolidation[1]	580	577	31	6	(580)	614

Adjustments:
Share in profits of associates						242
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not attributed to US segments)						(58)
General and administrative expenses at the Company’s headquarters (not attributed to the operating segments)						(27)
Total EBITDA						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Expenses for income tax						(68)

Profit for the year						169

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the six-month period ended June 30		For the three-month period ended June 30		For the year ended December 31
	2024	2023	2024	2023	2023
In NIS million	(Unaudited)		(Unaudited)		(Audited)

Revenues from sale of energy in Israel:
Revenues from the sale of energy to private customers	605	624	305	324	1,424
Revenues from energy sales to the System Operator and other suppliers	96	45	50	32	120
Revenues from the sale of energy to the System Operator, at cogeneration tariff	25	20	6	10	82
Income for capacity services	88	-	46	-	59
Revenues from sale of steam in Israel	30	31	13	14	59
Other income in Israel	23	43	16	35	59

Total income from sale of energy and others in Israel (excluding infrastructure services)	867	763	436	415	1,803

Revenues from private customers for infrastructure services	207	235	106	119	480

Total income in Israel	1,074	998	542	534	2,283

Revenues from sale of energy from renewable sources in the United States	125	60	69	36	136
Revenues from provision of services and other revenues in the United States	112	62	62	31	133

Total income in the USA	237	122	131	67	269

Total income	1,311	1,120	673	601	2,552

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 6 – SUBSIDIARIES

A.
Further to Note 25E1 to the Annual Financial Statements regarding the completion of the transaction for the acquisition of the Gat Power Plant on March 30, 2023, during the reporting period, the Company completed the attribution of the acquisition cost of the acquired identifiable assets and liabilities and no change took place therein compared with the amounts reported in the Annual Financial Statements.

B.
Further to Notes 12D and 25A4 to the Financial Statements regarding the signing of a separation agreement between OPC Israel, the Founder and the additional shareholder in Gnrgy, and further to OPC Israel’s signing a non-binding memorandum of understanding for the sale of Gnrgy’s shares to a third party, the memorandum of understanding with the third party did not amount to an agreement, and OPC Israel did not issue a notice about the purchase of the Founder’s Gnrgy shares within the period set in the agreement, and on May 4, 2024 the right to purchase OPC Israel’s Gnrgy shares within the period and under the conditions set in the agreement was transferred to the Founder.

In view of the above, the Company assessed the recoverable amount of Gnrgy as of March 31, 2024, in accordance with the provisions of IAS 36 and based on an independent external appraiser, using the fair value method net of costs to sell, and based on the expected discounted cash flows (DCF), a long-term growth rate of 3% and a weighted discount rate of 21.5%. Since Gnrgy’s recoverable amount is lower than its carrying amount, an approx. NIS 21 million impairment loss (which is mostly attributed to goodwill) was recognized in the net other expenses line item.

On July 3, 2024, the Founder served OPC Israel a notice in accordance with the separation agreement regarding their undertaking to purchase all Gnrgy shares held by OPC Israel. The completion of the Sale Agreement is subject to the approval of the Competition Commissioner (hereinafter - the “Commissioner”) in connection with a third party, which engaged with the Founder in an agreement for the purchase of Gnrgy shares.

Insofar as the sale transaction will be completed, the Company’s Financial Statements will not be materially affected due to its investment in Gnrgy. As of the report approval date, it is uncertain that such approval by the Competition Commissioner will be received, and that the Sale Agreement will be completed.

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Issuance of Debentures (Series D)

In January 2024, the Company issued Debentures (Series D) with a par value of approx. NIS 200 million (hereinafter – “Debentures (Series D)”), with the proceeds of the issuance to be used for the Company’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Debentures (Series D) will be repaid in unequal semi-annual payments (on March 25 and September 25 of each year), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest. The issuance expenses amounted to approx. NIS 2 million.

For details regarding additional terms and conditions of Debentures (Series D), see Note 17C to the Annual Financial Statements.

2.	Banking financing agreements in OPC Israel

On August 11, 2024 (hereinafter - the “Financial Closing Date”) OPC Israel (hereinafter - the “Borrower”) - engaged in a financing agreement with Bank Hapoalim Ltd. and a financing agreement with Bank Leumi le-Israel B.M. (hereinafter - the “Lenders”) for the provision of loans at the total amount of approx. NIS 1.65 billion, which served mainly for early repayment of the existing project financing of Zomet and Gat as detailed in Note 16B1 to the Annual Financial Statements, and for the financing of the Borrower’s activity as defined in the financing agreements.

On the Financial Closing Date, Zomet and Gat each served an irrevocable notice of early repayment of the project financing advanced to it, and the early repayment amounts, including accrued interest and early repayment fee, stand at approx. NIS 1,144 million for Zomet and approx. NIS 443 million for Gat.  Most of the amount required for the Early Repayment of the Project Credit was advanced to Zomet and Gat by the Borrower thorough intercompany loans.

In respect of the abovementioned early repayment the Company is expected to recognize in the third quarter of 2024 one-off finance expenses totaling approx. NIS 49 million, of which approx. NIS 12 million are in respect of early repayment fees including in the above repayment amounts, and approx. NIS 37 million in respect of deferred finance costs (not involving cash flows).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Banking financing agreements in OPC Israel (cont.)

Set forth below are the key principles of the Financing Agreements2

Loan provision date
The Total Financing Commitments were advanced to the Borrower on the Financial Closing Date. The financing withdrawal and the actual execution of the Early Repayment of the Project Credit will take place on August 15, 2024.

Principal terms
Principal of Financing Agreement 1: NIS 850 million.
Principal of Financing Agreement 2: NIS 800 million.

The loans’ principal will be repaid in quarterly installments from March 25, 2025 through December 25, 2033, as follows:0.5% in every quarter in 2025; 0.75% in every quarter in 2026; 1% in every quarter in 2027-2029; 5% in every quarter in 2030-2032; 5.75% in every quarter in 2033.

Interest terms
The Financing Agreements bear annual interest at a rate based on Prime interest + a spread ranging from 0.3% to 0.4%.
The interest in respect of each loan will be repaid in quarterly installments from September 25, 2024 through December 25, 2033.
Furthermore, the Financing Agreements include additional interest as is generally accepted, which is payable upon the occurrence of default events (with respect to additional interest due to temporary non-compliance with financial covenants which does not constitute default, see below) and in respect of failure to make payments on time (interest on arrears).

Collateral and pledges
Under the Financing Agreements, the Borrower undertook not to place liens on, or provide collateral for, its assets, including its holdings in subsidiaries, except for certain allowed pledges as defined in the Financing Agreements, mostly for the purpose of existing and/or future project financing (for the Hadera Power Plant) (if any), under the defined terms and conditions.
Furthermore, the Borrower’s subsidiaries provided the Lenders with an undertaking not to take credit, excluding existing and/or future Project Credit (for the Hadera Power Plant) and except with respect to activity in the ordinary course of business, all in accordance with the defined terms and conditions. In addition, company guarantees were provided to the Lenders by certain subsidiaries in which the Borrower has a 100% stake (directly and/or indirectly).

Additional restrictions, liabilities and material conditions
The Financing Agreements include various undertakings of the Borrower and grounds, upon the fulfillment of which the Lenders will be allowed to call for immediate repayment of the loans (subject to remediation periods or to amounts set if applicable under the circumstances),[3] which include, among other things, failure to make payments in respect of the loan on the dates which were set for that purpose, liquidation procedures, receivership, insolvency or debt arrangements of the Borrower at set forth in the Financing Agreements, change of control in the Company or the Borrower under defined circumstances and conditions, certain events which have an adverse effect on the Borrower’s activity as set forth in the Financing Agreements, restructuring - except for certain defined exceptions, a change in the area of activity of the Borrower under set conditions, restrictions on the sale of assets under set conditions, failure to comply with the following financial covenants in accordance with the terms and conditions which were set (except for cases where a certain deviation does not constitute grounds subject to the provisions regarding additional interest as detailed below), and a cross-default clause where the Borrower’s debt is called for immediate repayment upon the fulfillment of certain set terms and conditions.

In addition, provisions were set with regard to fees, as is generally accepted in financing agreements, including transaction and early repayment fees. It is clarified that early repayment fees in respect of each loan (except for fees in respect of economic damage, as applicable) were set at levels which decrease gradually over the loan term, such that within a set number of years no early repayment fees will apply.

Conditions for distribution
Distribution by the Borrower (including repayment of subordinated shareholder loans provided to the Borrower and/or its investees, excluding the Rotem Loan) is subject to conditions generally accepted in financing agreements, and to compliance with the following financial covenants:
The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started generating EBITDA, and the adjusted EBITDA, as defined below, shall not exceed 7.

[2]	The Financing Agreements are separate and independent of each other; however, considering their similar characteristics, they are described collectively, where relevant.
[3]
In accordance with the Financing Agreements, some of the Borrower’s undertakings and grounds for immediate repayment (as detailed below) apply in respect of events of material subsidiaries of the Borrower (which include, among other things, OPC Power Plants, Rotem, Zomet, etc.).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Banking financing agreements in OPC Israel (cont.)

Financial covenants
The financial covenants will be assessed at the end of each quarter (hereinafter - the “Measurement Date”), immediately after the approval date of the financial statements of the Borrower. Following are the financial covenants applicable to the Borrower (on a consolidated basis) on each measurement date in connection with each of the Financing Agreements:

• The ratio of the net financial debt(1) less financial debt designated for construction of the projects that have not yet started generating EBITDA(2), and the adjusted EBITDA(3) shall not exceed 8 (hereinafter - “Debt to EBITDA Ratio”).
• The equity(4) to total assets(5) shall not fall below 20%.
• The Company's equity(4) will not fall below NIS 1.1 billion.
(1)  Net financial debt - Total (1) long and short-term interest-bearing debts (including the Borrower’s share in such debts of associates) to banking corporations, financial entities and any other entity engaged in the provision of loans; (2) shareholder loans, excluding subordinated shareholder loans, as defined by the financing agreements, excluding the Rotem Loan;[4] (3) plus and/or less principal and/or interest swaps at their nominal value (less and/or plus the deposits provided to secure them); and (4) net of financial assets.
Financial assets - total (1) cash and cash equivalents and (2) deposits with banks and financial institutions (excluding restricted deposits provided against a guarantee), provided that they are clear and free of any pledge, incumbrance and foreclosure. It is noted that cash and cash equivalents and deposits restricted to the servicing of a financial debt shall constitute part of the financial assets.
(2)  A financial debt designated for the construction of projects which have not yet started generating EBITDA - (1) financial debt provided to a special-purpose corporation as part of project credit; or (2) in a project that was not pledged - the outstanding balance of a financial debt provided at an amount that does not exceed the balance of actual investment in the project, provided that the aggregate amount will not exceed - on each measurement date - NIS 200 million; all of the above - in connection with a project that has not yet reached commercial operation.
(3)  Adjusted EBITDA - EBITDA in the four quarters preceding the measurement date (including the Borrower’s share in the EBITDA of associates) net of other and/or one-off expenses or income and share-based payment. Plus:
(a)   The annualized EBITDA5 of assets which commenced commercial operation during the four quarters preceding the measurement date; and
(b)  The annualized EBITDA of assets, which were purchased by the Borrower and/or investees as part of an acquisition and/or merger transaction, the financial debt in respect of which was recognized upon their purchase.
(4)  Equity capital - as per the Borrower’s consolidated financial statements - attributable to the parent company’s shareholders, plus subordinated shareholder loans (but excluding the Rotem Loan).
(5)  Total assets - as per the Borrower’s consolidated financial statements.

It is noted that if the Borrower fails to comply with any financial covenants in a certain quarter at a range which does not exceed 10% of the values set for the relevant covenant, the loan will bear additional interest at a rate set in the Financing Agreements as from the quarter in which the financial statements were published, according to which the Borrower failed to comply the relevant covenants, up to a period of 2 (two) consecutive quarters. Provided that such a deviation period will not occur more often than a frequency set in the Financing Agreements, the failure to comply with such financial covenants in the said period shall not be deemed a default event and shall not constitute grounds for calling for immediate repayment of the loan.

The actual amounts and/or ratios in respect of the abovementioned covenants as of June 30, 2024 are as follows:

Financial covenants (consolidated)[1]	Actual value
Borrower’s equity capital	Approx. NIS 2,486 million
The Borrower’s equity to asset ratio	45%
The Borrower’s net debt to adjusted EBITDA ratio	3.0

[4]	For details regarding the shareholder loan advanced to Rotem see Note 25D2 to the Annual Financial Statements.
[5]	Annualized EBITDA - the EBITDA divided by the number of days during the period commencing on the commercial operation/purchase date and ending on the relevant measurement date, multiplied by 365.
[6]	The Borrower has a short term bank credit facility that include financial covenants that are not more stringent than the covenants detailed above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

A.	Significant events during and subsequent to the reporting period (cont.)

2.	Bank financing agreements in the US Renewable Energies Segment

On August 16, 2024 a notice to proceed order was issued to the Rogue's Wind project - a wind energy power plant with a capacity of 114 MW, located in Pennsylvania United States (hereinafter - the “Project”1). On the said date, the EPC Agreement (Engineering, Procurement and Construction) with the Project’s construction contractor and the equipment purchase agreement were signed.
As of the report approval date, the cost of construction is estimated at approx. NIS 1.35 billion (approx. USD 365 million).

In addition, on the said date CPV Group entered into a project financing agreement for the project at a total amount of approx. NIS 0.95 billion (approx. USD 257 million) (hereinafter - the “Financing Amount” and the “Financing Agreement”, respectively), which includes, among other things, the following key conditions:

Lenders	International financial corporations (hereinafter - the “Lenders”)
Total loans and credit facilities
Financing of construction (construction term loan) (will be converted into a loan on the commercial operation date (hereinafter - the “Loan Conversion Date”): Up to approx. NIS 330 million (up to approx. USD 89 million).
Ancillary credit facilities: Up to approx. NIS 105 million (approx. USD 28 million).
Bridge loan (for the investment of the tax equity partner)[2]: Up to approx. NIS 580 million (up to approx. USD 157 million).

The withdrawal of the credit facilities is subject to compliance with the capital requirements as defined in the Financing Agreement.

Repayment dates
The final repayment date of the loan principal and credit facilities: 3 years from the Loan Conversion Date.
The loan’s principal shall be paid in semi-annual payments in accordance with predefined amortization schedule and amounts, over a period of three years after the Loan Conversion Date.
The final repayment date of the bridge loan (for the investment of the tax equity partner): In principle, the date is in line with the Loan Conversion Date.

Interest terms and other costs
The interest is accrued during the construction period and paid in semi-annual payments during the commercial operation period. The loans bear annual interest based on SOFR plus a spread, as follows:
Financing of construction: SOFR+1.75%.
Term loan: SOFR+1.875%.
Ancillary credit facilities: If they will be withdrawn - interest similar to that payable on the financing of construction or the term loan, as applicable.
Bridge loan (for the investment of the tax equity partner): SOFR+1.50%.

Furthermore, fees and transaction costs will apply as is generally accepted in financing agreements of this type.

Additional material conditions	•	The financing agreement includes grounds for immediate repayment that are standard in project financing agreements of this type, including, inter alia – default events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding approvals, certain changes in ownership of the project, certain events in connection with the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and remediation periods detailed in the financing agreement.

	•	The project is pledged in favor of the Lenders in order to secure the liabilities in accordance with the Financing Agreement.
	•	It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees and commissions in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including partial hedging of the base interest rate (SOFR) in accordance with the terms and conditions set forth in the Financing Agreement.
	•	The execution of distributions is conditional upon the project’s compliance with certain conditions, including compliance with a minimum debt service coverage ratio of 1.20 during the four quarters that preceded the distribution (proportionately to the measurement period which is shorter than four quarters), and a condition whereby no grounds for repayment or default event exist (as defined in the Financing Agreement).
Collaterals, liens, guarantees
Collaterals and liens will be provided in favor of the Lenders on all of the projects’ assets and the rights arising therefrom, subject to the terms and conditions set forth in the Financing Agreement.

[7]	As of the report approval date, the project is wholly-owned by CPV Group.
[8]	Furthermore, the Financing Agreement includes Tax Credit arrangements as an alternative to Tax Equity.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

3.
(cont.)

Furthermore, the Company advanced to the project an interest-bearing shareholder loan at the total amount of up to approx. NIS 370 million (up to approx. USD 100 million), which was designated to finance some of the project’s costs to be financed from own sources, and the said Company loan is expected to be repaid after the completion of the transaction in CPV Renewables as detailed in Note 10J below, if it is indeed completed.

4.	On July 28, 2024, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’, and upgraded the outlook from negative to stable due to improvement in the financial ratios.

5.	Short-term credit facilities from Israeli banks:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banking corporations. For details regarding the terms and conditions of the credit facilities, see Note 16B2 to the Annual Financial Statements. Below is information regarding the amounts of the facilities and their utilization as of the report date (in NIS million):

	Facility amount	Utilization as of the report date

The Company	300	2021
OPC Israel	250	-
The Company for CPV Group (1)	Approx. 75 (approx. USD 20 million)	Approx. 60 (approx. USD 16 million)
CPV Group(1)	Approx. 282 (approx. USD 75 million)	Approx. 228 (approx. USD 61 million)
Total	907	309

(1)	For the purpose of letters of credit and bank guarantees. The facilities provided for CPV Group are backed with a Company guarantee.

Furthermore, as of the report date, unsecured credit facilities from banking corporations and financial institutions utilized in Israel for the purpose of letters of credit and bank guarantees at the total amount of approx. NIS 324 million. The utilization of unsecured facilities is subject to the discretion of any financing entity on a case-by-case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As of June 30, 2024	As of December 31, 2023
	NIS million	NIS million

For operating projects in Israel (Rotem, Hadera, Zomet and the Gat Power Plant)	269	244
For projects under construction and development in Israel (Sorek 2 and consumers’ premises) (1)	108	47
For virtual supply activity in Israel	30	29
For operating projects in the US Renewable Energies Segment	172	189
For projects under construction and development in the USA (CPV Group) (2)	307	148
Total	886	657

(1)	The increase arises mainly from the provision - to the Accountant General - of a NIS 45 million bank guarantee in connection with the financial closing of the Sorek 2 project.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

(2)	The increase arises mainly from the provision of bank guarantees in connection with PPAs and connection to the electrical grid in the Renewable Energies segment.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

C.	Financial covenants:

Further to that which is stated in Note 17C to the annual financial statements, set forth below are the financial covenants attached to Debentures (Series B, C and D), as defined in the deeds of trust, and the actual amounts and/or ratios as of June 30, 2024:

Ratio	Required value - Series B	Required value - Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes - 11)	Will not exceed 13 (for distribution purposes - 11)	5.5
The Company shareholders’ equity (separate)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
With respect to Debentures (Series C): will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)
With respect to Debentures (Series D): will not fall below NIS 2 billion (for distribution purposes - NIS 2.4 billion)
			Approx. NIS 3,947 million
The Company’s equity to asset ratio (separate)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes - 30%)	66%
The Company’s equity to asset ratio (consolidated)	--	Will not fall below 17%	42%

(1) The consolidated net financial debt net of the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of June 30, 2024, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 16 to the Annual Financial Statements, set forth below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of June 30, 2024:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum expected DSCR	1.10	1.18
Average expected DSCR	1.10	1.89
LLCR	1.10	1.84
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
The Company shareholders’ equity (separate)	Will not fall below NIS 200 million	Approx. NIS 3,947 million
The Company’s equity to asset ratio (separate)	Will not fall below 20%	66%
Covenants applicable to Zomet in connection with the Zomet Financing Agreement
Historic ADSCR	1.05	1.30
Expected ADSCR	1.05	1.37
LLCR	1.05	1.45
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Historic DSCR	1.05	1.18
Minimum expected DSCR	1.05	1.29
Average expected DSCR	1.05	1.32
LLCR	1.05	1.33
Covenants applicable to OPC Power Plants (consolidated) in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	Will not fall below than NIS 2,500 million	Approx. NIS 5,443 million
OPC Power Plants’ equity to asset ratio	Will not fall below 15%	36%
Ratio of net debt to adjusted EBITDA of OPC Power Plants	Will not exceed 12	3.4
OPC Power Plants’ minimum cash balance	Will not fall below NIS 30 million	Approx. NIS 234 million
OPC Power Plants’ minimum cash balance (”separate”)	Will not fall below NIS 20 million	Approx. NIS 26 million
Covenants applicable to Rotem in connection with the Gat Equity Subscription Agreement
Rotem’s net debt to adjusted EBITDA ratio	Will not exceed 10	0.6
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	Will not fall below NIS 1,000 million	Approx. NIS 3,947 million
The Company’s equity to asset ratio (separate)	Will not fall below 20%	66%
Covenants applicable to the Company in connection with the Mizrahi and Hapoalim credit facilities
The Company shareholders’ equity (separate)	Will not fall below NIS 1,200 million	Approx. NIS 3,947 million
The Company’s equity to asset ratio (separate)	Will not fall below 30%	66%
The Company’s net debt to adjusted EBITDA ratio	Will not exceed 12	5.5
Covenants applicable to OPC Israel in connection with the Mizrahi and Hapoalim credit facilities
OPC Israel’s equity capital, including non-controlling interests	Will not fall below NIS 500 million	Approx. NIS 2,141 million
OPC Israel’s equity to asset ratio (consolidated)	Will not fall below 20%	39%
Ratio of net debt to adjusted EBITDA of OPC Israel	Will not exceed 10	3.4

As of June 30, 2024, the Group companies comply with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 7 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Shares issuance

Subsequent to the report date, in July 2024, the Company issued to the public 31,250,000 ordinary shares of NIS 0.01 par value each; 16,707,400 ordinary shares were issued to the Parent Company. The issuance was by way of a uniform offering with a range of quantities, and a tender on the price per unit and the quantity. The gross proceeds of the issuance amounted to about NIS 800 million. The issuance expenses amounted to approx. NIS 21 million.

E.	Equity compensation plans

1.	Below is information about allotments of offered securities in the reporting period:

Offerees and allotment date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS) (*)	Exercise price per option (in NIS, unlinked)	Standard deviation (**)	Rate of risk-free interest rate (***)	Cost of benefit (in NIS million) (****)

Executives, March 2024	497	9.77	25.19	33.85%-35.79%	3.81%-3.91%	Approx. 5

(*) The average fair value of each allotted option is estimated at the grant date using the Black-Scholes model.

(**) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(***) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(****) This amount will be recorded in profit and loss over the vesting period of each tranche.

The Offered Securities are by virtue of the option plan as detailed in Note 18B to the Annual Financial Statements and include identical terms and conditions and provisions.

2.	Issuance of shares in respect of share-based payment:

During the reporting period, the Company issued an additional approx. 3 thousand ordinary shares of the Company of NIS 0.01 par value each to Group officers following the announcement of net exercise of approx. 50 thousand options.

Furthermore, during the reporting period, the Company issued a total of approx. 14 thousand ordinary shares of the Company of NIS 0.01 par value each in view of the partial vesting of some of the RSUs awarded to them as part of an equity compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

F.	Profit participation plan for CPV Group employees

Further to Note 18C to the Annual Financial Statements regarding a profit participation plan for CPV Group employees, during the Reporting Period CPV Group approved a 1% increase in the profit participation rights intended for a CPV Group officer. As of the report date, the Plan’s fair value amounted to approx. NIS 109 million (approx. USD 29 million), estimated using the option pricing model (OPM), based on a standard deviation of 36%, risk-free interest of 4.82%, and remaining expected life until exercise of approx. 1.57 years.

As of the report date, the Group recognized - out of the Plan’s fair value and in accordance with the vesting period - a liability of approx. NIS 89 million, which was included in the other long-term liabilities line item.

In March 2024, a partial exercise was carried out of the participation units awarded to CPV Group employees, by way of purchasing the units exercised by CPV Group, totaling approx. NIS 11 million (approx. USD 3 million).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
On March 18, 2024, a wholly-owned partnership of OPC Israel (hereinafter - the “Partnership”) engaged with a third party in an agreement for the purchase of natural gas. The agreement will terminate on June 30, 2030 or at the earlier of: the end of the consumption of the Total Contractual Quantity of approx. 0.46 BCM as set out in the agreement.

Under the agreement, the Seller undertook to provide to the Partnership a daily quantity of gas, as will be decided by the Partnership each month, in accordance with the mechanism set out in the agreement, and - for its part - the Partnership assumed a take or pay liability for a certain annual consumption as set out in the agreement. The agreement includes arrangements regarding quantities consumed above or below the minimum annual quantity. The price of the natural gas is denominated in USD and based on an agreed formula, which is linked to the generation component and includes a minimum price. Furthermore, the agreement included additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to the natural gas’s quality, supply shortage, force majeure, limitation of liability, early termination provisions under certain cases, subject to terms and conditions and reassignment.

2.
Further to Note 10E(1)A to the Annual Financial Statements regarding an agreement for the construction of the Zomet Power Plant (hereinafter - the “Construction Agreement”), in March 2024 an amendment to the Construction Agreement was signed, under which, among other things, the Construction Contractor paid Zomet an approx. NIS 26 million (approx. USD 7 million) as compensation due to a delay in the commercial operation, and on the other hand Zomet paid approx. NIS 43 million in respect of milestone payments, which were delayed, net of amounts that will serve as a collateral for an additional period as set out in the agreement.

As a result of the signing of the amendment to the Construction Agreement, the Company recognized in the reporting period income of approx. NIS 26 million (approx. USD 7 million) in respect of the said compensation.

3.
On May 13, 2024, a CPV Group subsidiary entered into a binding tax equity agreement with a tax equity partner in respect of the Stagecoach project (hereinafter - the “Project”), at the total amount of approx. NIS 193 million (approx. USD 52 million) (hereinafter - the “Investment Agreement”), which was completed on its signing date, after the project reached commercial operation in the second quarter of 2024.

In accordance with the investment agreement, some of the tax equity partner’s investment in the project - approx. NIS 160 million (approx. USD 43 million) - was advanced on the completion date, and included under the other long-term liabilities line item, and the remaining balance - approx. NIS 33 million (approx. USD 9 million) - will be advanced subsequently as a function of the project’s production, as these terms are defined in the investment agreement, and subject to the fulfillment of the conditions set in connection therewith in the investment agreement, as is generally accepted in agreements of this type.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 8 - COMMITMENTS, CLAIMS AND OTHER LIABILITIES (cont.)

In consideration for its investment in the project, the tax equity partner is expected to benefit from most of the project’s tax benefits, including a production tax credit (PTC), which awards a tax benefit for each KWh generated using renewable energy over a 10-year period, and to participation in the distributable cash flow from the project (gradually, and at rates and for periods set in the investment agreement). Furthermore, the tax equity partner is entitled to most of the project’s taxable income or loss for tax purposes subject to certain limitations. At the end of 9.5 years from the completion date, the tax equity partner’s share in such taxable income and tax benefits decreases significantly, and CPV Group will have the option to acquire the tax equity partner’s share in the project within a certain period and in accordance with a mechanism and conditions set out in the investment agreement in connection therewith.

As is generally accepted in engagements of this type, the investment agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of certain liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

B.	Claims and other liabilities

1.
Further to Note 11B1f to the Annual Financial Statements regarding its successful bid in an Israel Land Authority tender for design and option to acquire lease rights in land for the construction of renewable energy electricity generation facilities in relation to three compounds of May 10, 2023, on July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the project amounting to approx. NIS 29 million. OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands as included in the purchase tax assessments, due to, among other things, the Company’s position that the arrangement as per the Israel Land Authority’s tender does not establish a “right in land”. OPC Power Plants intends to appeal the purchase tax assessment. As of the report date, the Company is of the opinion that since the chances of its position being allowed are higher than the chances that it will be dismissed, no provision was made in respect of the assessment amount.

2.
Further to Note 28A3 to the Annual Financial Statements regarding the proposed resolution on complementary arrangements and the imposition of certain criteria on Rotem (hereinafter - the “Hearing”), in March 2024, the Israeli Electricity Authority’s resolution was delivered further to the Hearing (hereinafter - the “Resolution”). Generally, the arrangements as per the Resolution are not materially different from the arrangements included in the Hearing, which comprise, among other things, the application of certain criteria on Rotem, including regarding deviations from consumption plans and the market model, alongside the award of a supply license to Rotem (if it applies for one and complies with the conditions for receipt thereof), in view of the Israeli Electricity Authority’s intention to consolidate, in many respects, the regulation that applies to Rotem with the regulation that applies to other bilateral electricity producers, thereby allowing Rotem to operate in the energy market in a manner that is similar and equal to that of producers. The Resolution came into force on July 1, 2024 for the period that coincides with that of Rotem’s generation license.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short‑term and long‑term deposits, restricted cash, trade receivables, other receivables, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

As of June 30, 2024
Carrying amount (*)	Fair value
(Unaudited)	(Unaudited)
NIS million	NIS million

Loans from banks and financial institutions (Level 2)	3,028	3,065
Debt from non‑controlling interests (Level 2)	498	501
Debentures (Level 1)	1,978	1,876
	5,504	5,442

As of June 30, 2023
Carrying amount (*)	Fair value
(Unaudited)	(Unaudited)
NIS million	NIS million

Loans from banks and financial institutions (Level 2)	2,740	2,740
Debt from non‑controlling interests (Level 2)	433	403
Debentures (Level 1)	1,861	1,720
	5,034	4,863

As of December 31, 2023
Carrying amount (*)	Fair value
(Audited)	(Audited)
NIS million	NIS million

Loans from banks and financial institutions (Level 2)	3,055	3,085
Short-term credit (Level 2)	204	204
Debt from non‑controlling interests (Level 2)	454	464
Debentures (Level 1)	1,853	1,760
	5,566	5,513

(*) Including current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using a valuation method.

The evaluation techniques and various levels were detailed in Note 23 to the annual financial statements.

	As of June 30		As of December 31
	2024	2023	2023
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	42	41	(*) 39
Cross-currency interest rate swaps (USA) (Level 2)	31	30	24
Forwards on exchange rates (Level 2)	-	1	-

Total	73	72	63

Financial liabilities
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	(2)	(3)	(*) (2)
Cross-currency interest rate swaps (USA) (Level 2)	(2)	-	(9)
Electricity price hedge contracts (the US renewable energy segment) (Level 3)	(48)	-	(55)

Total	(52)	(3)	(66)

(*) The nominal NIS-denominated discount rate range in the value calculations is 3.6%-4.8% and the real discount rate range is 0.8%-2.8%.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	As of the report approval date there was no material change in the Company’s assessments regarding the Iron Swords War, compared to Note 1 to the Annual Financial Statements.

B.
In the six‑month periods ended June 30, 2024 and 2023 the Group purchased property, plant and equipment for a total of approx. NIS 512 million and approx. NIS 1,820 million, respectively, including property, plant and equipment purchased under a business combination during the six-month period ended June 30, 2023, for a total of approx. NIS 1,321 million. Furthermore, these amounts include non-cash purchases totaling approx. NIS 32 million and approx. NIS 72 million during these periods, respectively.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at approx. NIS 14 million and approx. NIS 47 million, in the six‑month periods ended June 30, 2024 and 2023, respectively.

C.
Further to Note 25A3 to the annual financial statements, in the reporting period, the Company and non-controlling interests made equity investments in OPC Power Ventures LP (both directly and indirectly) totaling approx. NIS 113 million (approx. USD 30 million) and extended loans totaling approx. NIS 38 million (approx. USD 10 million), respectively, based on their stake in the Partnership. As of the report approval date, the balance of the investment commitments and advanced shareholder loans of all Partners is approx. NIS 226 million (approx. USD 60 million); the Company’s share is approx. NIS 158 million (approx. USD 42 million).

D.	For further details regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see Note 7.

E.	For further details regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 8.

F.
Further to Note 11B1 to the Financial Statements regarding an option to a lease agreement with Infinya Ltd. in respect of an area of approx. 6.8 hectares (adjacent to the Hadera Power Plant) for the purpose of constructing a power plant, on April 17, 2024, the Israeli government rejected National Infrastructures Plan (NIP) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”) on the said land.

In view of the above Government Resolution, the Company assessed the recoverable amount of the Hadera 2 Project in its financial statements in accordance with the provisions of IAS 36, and accordingly recognized an approx. NIS 31 million impairment loss.

In June 2024, further to the abovementioned Government Resolution, Hadera 2 filed a petition to the High Court of Justice, which is pending as of the report approval date. In addition, the Company is considering other alternatives in relation to the Hadera 2 site, in the event that it will be impossible to construct a natural gas-fired power plant.

G.
Further to Note 11b1 to the Annual Financial Statements regarding the Ramat Beka Project (hereinafter - the “Previous Tender”), on June 30, 2024, it was announced that the Group - through OPC Power Plants - won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to two compounds with an aggregate area of approx. 161.7 hectares (hereinafter - the “Two Compounds”), which are adjacent to the compounds in respect of which the Group won the previous tender. The Group’s bids in this Tender total approx. NIS 890 million, in the aggregate, for the two Compounds.

Under the Tender terms, the bids’ amount shall be paid in the following manner for each of the compounds: (1) in connection with participating in the Tender, the Group has provided a NIS 5 million guarantee for each of the compounds the Tender concerns (a total of NIS 10 million), which, in accordance with the terms of the Tender, was realized upon winning and will be deducted from the first payment, as stated below. (2) Within 90 days of the notice of the win, a planning authorization agreement will be signed between the Winning Bidder and the ILA for the period prescribed in the tender documents, subject to paying an amount equal to 20% of the bid amount for each compound; (3) Upon authorizing a new outline plan, under which the project(s) may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to construct and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, 20% of the bid amount (the first payment) will not be returned to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

The proximity of the compounds, which are the subject matter of the current tender, to the compounds included in the previous tender, which is under development, constitutes a significant and unique advantage for OPC Power Plants, which intends to promote a consolidated project covering all compounds if the successful bid in respect of the compounds is realized, and subject to appropriate development procedures.

As of the report approval date, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

H.
Subsequent to the Reporting Period, Hadera signed a settlement agreement with its insurers in the construction period, under which it received a lump sum of approx. NIS 19 million (USD 5 million) in connection with events, which took place prior to the commercial operation of the Hadera Power Plant. This amount will be recognized as a revenue in the financial statements for the third quarter of 2024.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

I.
On July 19, 2024, CPV Group entered into a non-binding memorandum of understanding with a binding exclusivity period of 90 days (hereinafter - the “Memorandum of Understanding”) with one party and a binding acquisition agreement (hereinafter - the “Acquisition Agreement”) with another party to acquire aggregate significant interests in the Shore power plant (which may result in CPV Group owning approx. 70% of the project) and in the Maryland power plant (which may result in CPV Group owning approx. 75% of the project) (hereinafter - the “Transactions”).

The total amount required in connection with the Transactions (if completed) is expected to amount to approx. USD 210-240 million (as of the report approval date - approx. NIS 790-900 million); most of the amount is in connection with the increase in potential ownership interest, which is the subject matter of the Memorandum of Understanding). The abovementioned amount includes an estimated amount, which is expected to be provided by CPV Group for the purpose of reducing leveraging (including funds from the Company), as the owner of the equity rights in the increased holding in Shore (if completed). As of the report date, there is no certainty as to the amount which will be provided by the interest holders for the purpose of the abovementioned reduction of leveraging; for further details, see Note 11 below.

The terms of the transaction, which is the subject matter of the Acquisition Agreement, and the expected terms of the transaction under the Memorandum of Understanding as of the report date are in line with generally accepted terms for transactions of this type, taking into consideration that CPV Group has existing ownership interests in such power plants and that it provides them with management services. As of the report date, the transaction, which is the subject matter of the Memorandum of Understanding, is subject to the signing of a binding Acquisition Agreement, and the completion of the transactions is subject to conditions, including receipt of regulatory approvals.

J.
On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), where under the Investor will invest a total of USD 300 million (hereinafter - the “Total Investment Amount”) in CPV Renewables Power LP (hereinafter - “CPV Renewables”)[1] in consideration for 33.33% of the ordinary interest in CPV Renewables (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be).[8] The Transaction reflects a pre-money valuation of approx. USD 600 million for CPV Renewables.

In accordance with the Agreement, USD 200 out of the Total Investment Amount will be invested by the Investor on the Transaction completion date, and the remaining amount (a total of USD 100 million) will be invested no later than September 30, 2025. On the Transaction completion date the Investor’s Interests will be allocated to the Investor. The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group in the interim period (between the signing date and the Transaction completion date, if completed), whose objective is mainly to ensure normal course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

The interest holders agreement, which will come into effect on the Transaction completion date, sets forth arrangements between the interest holders in CPV Renewables, and Corporate Governance provisions, including, among other things, as detailed below:

(1)
Board of Directors composition - the initial composition as of the completion date will include 4 board members (CPV Group and the Investor each appointing 2 directors). The voting power of the directors is based on the holding rate of the appointing interest holder.

(2)	Generally accepted restrictions on the transfer of rights (including certain restriction periods), subject to agreed conditions and exclusions.

(3)
Actions and resolutions requiring a special majority, which includes the votes of the directors appointed by the Investor - including, among other things, changes in the corporation’s documents, mergers, allocation of securities, liquidation, future budgets (the agreement includes arrangements regarding budgetary continuity), interested party transactions (including regarding the service agreements), certain engagements and material transactions, etc., all subject to the applicable conditions, thresholds and definitions as per the agreement. Furthermore, the replacement of the CPV Renewables’ lead business officer shall require the consent of the Investor under certain conditions.

(4)	The activities of CPV Group in the field of renewable energy shall be carried out through CPV Renewables.[8]

[6]
As of the report approval date, a corporation wholly-owned by CPV Group. Prior to the completion of the Transaction: (1) CPV Renewables will change its status from a Limited Partnership to a Limited Liability Company (LLC); (2) the holdings in CPV Keenan LLC (which is part of CPV Group’s renewable energy activities) shall be transferred to CPV Renewables. As of the report approval date, CPV Group is of the opinion that such a transfer is expected to trigger tax consequences, at an amount which is under assessment.

[7]	In accordance with the Agreement, a certain refund was set from CPV Renewables to CPV Group in respect of investments in 2024.
[8]	Except under certain circumstances defined in the agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 10 - SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

J.	(cont.)

Furthermore, the agreement stipulates that CPV Group shall provide development and asset management services to CPV Renewables in accordance with a long-term services agreement,9 which will include, among other things, CPV Group’s undertaking to provide sufficient resources and skilled manpower for that purpose, in accordance with specific undertakings.10

As of the report approval date, the Company is studying the accounting effects of the Transaction on its financial statements, and the issue of whether CPV Renewables shall still be consolidated in its financial statements, considering the interests, which were awarded to the Investor and to CPV Group’s undertakings as part of the Transaction. As of the report approval date, the accounting treatment is being assessed by the Company. In the opinion of the Company, if CPV Renewables will not continue to be consolidated in its financial statements, a profit amounting to tens of millions of dollars may be recorded therein.

[9]	The service agreements include provisions in connection with early termination by CPV Renewables under certain circumstances.
[10]
Includes undertakings regarding skilled lead business officer and development team. A breach of some of the undertakings (as the case may be) may trigger the termination of the services agreements and the appointment of a replacement officer, and lead to other impacts on CPV Group’s rights as per the interest holders agreement.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley, Towantic and Shore, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the second quarter of 2024 by September 30, 2024.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.759 per USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Following is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

The repayment date of Shore’s ancillary credit facilities, which as of June 30, 2024 total approx. NIS 357 million (approx. USD 95 million) and of which approx. NIS 286 million (approx. USD 76 million) has already been utilized, is March 31, 2025 (less than 12 months from the approval date of the financial statements). In addition, the repayment date of Shore’s long‑term loans, which as of June 30, 2024 total approx. NIS 1.35 billion (approx. USD 358 million), is December 31, 2025. Shore’s operating cash flows is its main source of liquidity. While Shore has produced cash flows that are sufficient to meet its liabilities under its financing agreements up to June 30, 2024, Shore expects that if the repayment date of the ancillary credit facilities is not extended, it will not have sufficient cash balances to repay the said credit facilities by their repayment date on March 31, 2025. If these credit facilities are not extended and Shore does not have sufficient liquid means to repay them by March 31, 2025, a cross‑default scenario is expected to be triggered, which may also trigger a call for immediate repayment, on that date, of Shore’s long‑term loans.

Shore is seeking to refinance, with the lenders, the long‑term loans as well as to extend the credit facilities prior to March 31, 2025. The CPV Group believes it reasonable that Shore will reach binding agreements with the lenders to extend the said credit facilities and/or to refinance the entire long‑term debt by March 31, 2025. It is noted that the CPV Group believes that in light of the energy margins and capacity prices, and pursuant to Shore’s financial performance as of June 30, 2024, particularly the coverage ratio that stands at 1.24 as of that date, it is possible that in connection with extension of the credit facilities and loans, as stated, Shore will require a certain capital injection. In the opinion of CPV Group, as of the report approval date, CPV Group’s current share in the abovementioned injection (if it is required) is expected to arise from own sources, such that the Company will not be required to make an investment, whereas in relation to an acquisition of additional equity interests (if the acquisition transaction is signed and completed) as per Note 10I - its share is expected to arise from CPV Group’s own sources and from the Company’s investment.

As of the approval date of the financial statements, there is no certainty that the assessments of the CPV Group regarding the abovementioned events will materialize. Since the said events are not under the control of the CPV Group, there are significant doubts as to the ability of Shore to continue as a going concern.

Accordingly, Shore’s interim financial statements as of June 30, 2024 include disclosure regarding the circumstances relating to Shore’s ability to repay its liabilities within a period of 12 months of the approval date of the financial statements.

It is noted that Shore’s interim financial statements were prepared on the assumption that it will continue as a going concern and do not include any adjustments to the values and classification of the assets and liabilities that may be necessary if Shore is unable to continue as a going concern.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley

Statement of Financial Position:

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	91	6,797	6,888
Restricted cash	D	6,802	(6,797)	5
Property, plant & equipment	A, C,G	756,963	(147,481)	609,482
Intangible assets	C	19,600	(19,600)	-
Other assets		92,231	-	92,231

Total assets		875,687	(167,081)	708,606

Accounts payable and deferred expenses	A	10,639	(1,605)	9,034
Other liabilities		464,935	(2,025)	462,910

Total liabilities		475,574	(3,630)	471,944

Partners’ equity	A,G	400,113	(163,451)	236,662

Total liabilities and equity		875,687	(167,081)	708,606
		As of June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	93	1,498	1,591
Restricted cash	D	1,498	(1,498)	-
Property, plant & equipment	A, C,G	775,365	(159,747)	615,618
Intangible assets	C	20,269	(20,269)	-
Other assets		57,986	-	57,986

Total assets		855,211	(180,016)	675,195

Accounts payable and deferred expenses	A	12,647	(1,093)	11,554
Other liabilities		458,554	(3,109)	455,445

Total liabilities		471,201	(4,202)	466,999

Partners’ equity	A,G	384,010	(175,814)	208,196

Total liabilities and equity		855,211	(180,016)	675,195

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	98	1,059	1,157
Restricted cash	D	1,074	(1,059)	15
Property, plant & equipment	A, C,G	768,584	(150,434)	618,150
Intangible assets	C	19,935	(19,935)	-
Other assets		102,031	-	102,031

Total assets		891,722	(170,369)	721,353

Accounts payable and deferred expenses	A	13,750	(1,155)	12,595
Other liabilities		467,005	(2,513)	464,492

Total liabilities		480,755	(3,668)	477,087

Partners’ equity	A,G	410,967	(166,701)	244,266

Total liabilities and equity		891,722	(170,369)	721,353

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		137,422	-	137,422
Operating expenses	A	90,807	(3,358)	87,449
Depreciation and amortization	G	13,158	(380)	12,778

Operating profit		33,457	3,738	37,195

Finance expenses	B	23,490	248	23,738

Profit for the period		9,967	3,490	13,457

Other comprehensive loss	B	(20,820)	(240)	(21,060)

Comprehensive income (loss) for the period		(10,853)	3,250	(7,603)

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		107,951	-	107,951
Operating expenses	A	63,235	(2,515)	60,720
Depreciation and amortization	G	13,030	(3,355)	9,675

Operating profit		31,686	5,870	37,556

Finance expenses	B	21,224	(5,202)	16,022

Profit for the period		10,462	11,072	21,534

Other comprehensive loss	B	(350)	(2,094)	(2,444)

Comprehensive income for the period		10,112	8,978	19,090

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of Profit and Loss and Other Comprehensive Income: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		46,693	-	46,693
Operating expenses	A	36,426	(1,605)	34,821
Depreciation and amortization	G	6,589	(190)	6,399

Operating profit		3,678	1,795	5,473

Finance expenses	B	11,638	176	11,814

Profit for the period		(7,960)	1,619	(6,341)

Other comprehensive loss	B	(2,630)	(67)	(2,697)

Comprehensive income for the period		(10,590)	1,552	(9,038)

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		30,033	-	30,033
Operating expenses	A	26,687	(1,092)	25,595
Depreciation and amortization	G	6,515	(1,678)	4,837

Operating loss		(3,169)	2,770	(399)

Finance expenses	B	12,097	(3,668)	8,429

Loss for the period		(15,266)	6,438	(8,828)

Other comprehensive loss	B	(1,101)	(560)	(1,661)

Comprehensive loss for the period		(16,367)	5,878	(10,489)

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		219,128	-	219,128
Operating expenses	A	135,898	(9,860)	126,038
Depreciation and amortization	G	26,077	(5,718)	20,359

Operating profit		57,153	15,578	72,731

Finance expenses	B	45,029	(4,666)	40,363

Profit for the year		12,124	20,244	32,368

Other comprehensive income	B	24,791	(2,153)	22,638

Comprehensive income for the year		36,915	18,091	55,006

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		9,967	3,490	13,457

Net cash provided by operating activities		28,148	-	28,148
Net cash used for investing activities	D	(935)	(24,262)	(25,197)
Net cash used for financing activities		2,780	-	2,780

Net increase (decrease) in cash and cash equivalents		29,993	(24,262)	5,731

Balance of cash and cash equivalents of the beginning of period	D	98	1,059	1,157

Restricted cash balance as of the beginning of the period	D	36,114	(36,114)	-

Balance of cash and cash equivalents as of the end of the period	D	91	6,797	6,888

Restricted cash balance as of the end of the period	D	66,114	(66,114)	-

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		10,462	11,072	21,534

Net cash provided by operating activities		36,835	-	36,835
Net cash provided by (used for) investing activities	D	(1,426)	18,630	17,204
Net cash used for financing activities		(53,635)	-	(53,635)

Net increase (decrease) in cash and cash equivalents		(18,226)	18,630	404

Balance of cash and cash equivalents of the beginning of period	D	145	1,042	1,187

Restricted cash balance as of the beginning of the period	D	57,680	(57,680)	-

Balance of cash and cash equivalents as of the end of the period	D	93	1,498	1,591

Restricted cash balance as of the end of the period	D	39,506	(39,506)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		(7,960)	1,619	(6,341)

Net cash provided by operating activities		(2,577)	-	(2,577)
Net cash provided by (used for) investing activities	D	(596)	(24,255)	(24,851)
Net cash used for financing activities		23,680	-	23,680

Net decrease in cash and cash equivalents		20,507	(24,255)	(3,748)

Balance of cash and cash equivalents of the beginning of period	D	89	10,547	10,636

Restricted cash balance as of the beginning of the period	D	45,609	(45,609)	-

Balance of cash and cash equivalents as of the end of the period	D	91	6,797	6,888

Restricted cash balance as of the end of the period	D	66,114	(66,114)	-

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(15,266)	6,438	(8,828)

Net cash provided by operating activities		851	-	851
Net cash used for investing activities	D	(1,200)	(1,359)	(2,559)
Net cash used for financing activities		(8,915)	-	(8,915)

Net decrease in cash and cash equivalents		(9,264)	(1,359)	(10,623)

Balance of cash and cash equivalents of the beginning of period	D	92	12,122	12,214

Restricted cash balance as of the beginning of the period	D	48,771	(48,771)	-

Balance of cash and cash equivalents as of the end of the period	D	93	1,498	1,591

Restricted cash balance as of the end of the period	D	39,506	(39,506)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		12,124	20,244	32,368

Net cash provided by operating activities		48,123	-	48,123
Net cash provided by (used for) investing activities	D	(7,601)	21,585	13,984
Net cash used for financing activities		(62,135)	-	(62,135)

Net decrease in cash and cash equivalents		(21,613)	21,585	(28)

Balance of cash and cash equivalents as of the beginning of the year	D	145	1,041	1,186

Restricted cash balance as of the beginning of the year	D	57,680	(57,680)	-

Balance of cash and cash equivalents as of the end of the year	D	98	1,059	1,157

Restricted cash balance as of the end of the year	D	36,114	(36,114)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	73	2,569	2,642
Restricted cash	D	2,674	(2,569)	105
Property, plant & equipment	A,C	806,261	54,706	860,967
Intangible assets	C	26,318	(26,318)	-
Other assets		68,235	-	68,235

Total assets		903,561	28,388	931,949

Accounts payable and deferred expenses	A	18,733	(8,743)	9,990
Other liabilities		345,495	280	345,775

Total liabilities		364,228	(8,463)	355,765

Partners’ equity	A	539,333	36,851	576,184

Total liabilities and equity		903,561	28,388	931,949

		As of June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	65	6,823	6,888
Restricted cash	D	9,205	(6,823)	2,382
Property, plant & equipment	A,C	827,155	47,242	874,397
Intangible assets	C	27,189	(27,189)	-
Other assets		74,925	-	74,925

Total assets		938,539	20,053	958,592

Accounts payable and deferred expenses	A	15,468	(8,790)	6,678
Other liabilities		420,505	560	421,065

Total liabilities		435,973	(8,230)	427,743

Partners’ equity	A	502,566	28,283	530,849

Total liabilities and equity		938,539	20,053	958,592

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	52	265	317
Restricted cash	D	947	(265)	682
Property, plant & equipment	A,C	817,316	57,540	874,856
Intangible assets	C	26,753	(26,753)	-
Other assets		80,408	-	80,408

Total assets		925,476	30,787	956,263

Accounts payable and deferred expenses	A	15,034	(5,435)	9,599
Other liabilities		399,165	420	399,585

Total liabilities		414,199	(5,015)	409,184

Partners’ equity	A	511,277	35,802	547,079

Total liabilities and equity		925,476	30,787	956,263

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

 Fairview (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the six-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	143,616	(1,381)	9,841	152,076
Operating expenses	A	65,084	(4,440)	9,841	70,485
Depreciation and amortization	A	13,724	3,531	-	17,255

Operating profit		64,808	(472)	-	64,336

Finance expenses	B	7,714	(3,197)	-	4,517

Profit for the period		57,094	2,725	-	59,819

Other comprehensive loss	B	(2,038)	(1,676)	-	(3,714)

Comprehensive income for the period		55,056	1,049	-	56,105

		For the six-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		150,875	-	9,389	160,264
Operating expenses	A	82,293	(4,430)	9,389	87,252

Operating profit		68,582	4,430	-	73,012

Finance expenses	B	13,350	(2,768)	-	10,582

Profit for the period		55,232	7,198	-	62,430

Other comprehensive income	B	4,014	(2,627)	-	1,387

Comprehensive income for the period		59,246	4,571	-	63,817
(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of Profit and Loss and Other Comprehensive Income: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	60,690	92	6,520	67,302
Operating expenses	A	25,792	(2,021)	6,520	30,291
Depreciation and amortization	A	6,864	1,765	-	8,629

Operating profit		28,034	348	-	28,382

Finance expenses	B	4,816	(1,030)	-	3,786

Profit for the period		23,218	1,378	-	24,596

Other comprehensive income	B	3,549	(1,052)	-	2,497

Comprehensive income for the period		26,767	326	-	27,093

		For the three-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		61,780	-	1,336	63,116
Operating expenses	A	34,068	(2,179)	1,336	33,225

Operating profit		27,712	2,179	-	29,891

Finance expenses	B	5,960	(1,389)	-	4,571

Profit for the period		21,752	3,568	-	25,320

Other comprehensive income	B	7,360	(1,318)	-	6,042

Comprehensive income for the period		29,112	2,250	-	31,362

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	256,103	3,898	17,660	277,661
Operating expenses	A	119,737	(12,985)	17,660	124,412
Depreciation and amortization	A	27,186	1,177	-	28,363

Operating profit		109,180	15,706	-	124,886

Finance expenses	B	24,191	(5,416)	-	18,775

Profit for the year		84,989	21,122	-	106,111

Other comprehensive loss	B	(8,032)	(9,034)	-	(17,066)

Comprehensive income for the year		76,957	12,088	-	89,045

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		57,094	2,725	59,819

Net cash provided by operating activities		70,472	-	70,472
Net cash provided by (used for) investing activities	D	(2,234)	1,219	(1,015)
Net cash used for financing activities		(67,132)	-	(67,132)

Net increase in cash and cash equivalents		1,106	1,219	2,325

Balance of cash and cash equivalents of the beginning of period	D	52	265	317

Restricted cash balance as of the beginning of the period	D	28,328	(28,328)	-

Balance of cash and cash equivalents as of the end of the period	D	73	2,569	2,642

Restricted cash balance as of the end of the period	D	29,413	(29,413)	-

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		55,232	7,198	62,430

Net cash provided by operating activities		98,824	-	98,824
Net cash provided by (used for) investing activities	D	(633)	9,275	8,642
Net cash used for financing activities		(102,037)	-	(102,037)

Net increase (decrease) in cash and cash equivalents		(3,846)	9,275	5,429

Balance of cash and cash equivalents of the beginning of period	D	89	1,370	1,459

Restricted cash balance as of the beginning of the period	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the period	D	65	6,823	6,888

Restricted cash balance as of the end of the period	D	34,582	(34,582)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		23,218	1,378	24,596

Net cash provided by operating activities		29,305	-	29,305
Net cash used for investing activities	D	(1,327)	(1,607)	(2,934)
Net cash used for financing activities		(26,462)	-	(26,462)

Net increase in cash and cash equivalents		1,516	(1,607)	(91)

Balance of cash and cash equivalents of the beginning of period	D	82	2,651	2,733

Restricted cash balance as of the beginning of the period	D	27,888	(27,888)	-

Balance of cash and cash equivalents as of the end of the period	D	73	2,569	2,642

Restricted cash balance as of the end of the period	D	29,413	(29,413)	-

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		21,752	3,568	25,320

Net cash provided by operating activities		41,687	-	41,687
Net cash used for investing activities	D	(473)	146	(327)
Net cash used for financing activities		(35,305)	-	(35,305)

Net increase in cash and cash equivalents		5,909	146	6,055

Balance of cash and cash equivalents of the beginning of period	D	57	776	833

Restricted cash balance as of the beginning of the period	D	28,681	(28,681)	-

Balance of cash and cash equivalents as of the end of the period	D	65	6,823	6,888

Restricted cash balance as of the end of the period	D	34,582	(34,582)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		84,989	21,122	106,111

Net cash provided by operating activities		138,604	-	138,604
Net cash provided by (used for) investing activities	D	(3,967)	8,971	5,004
Net cash used for financing activities		(144,750)	-	(144,750)

Net decrease in cash and cash equivalents		(10,113)	8,971	(1,142)

Balance of cash and cash equivalents as of the beginning of the year	D	89	1,370	1,459

Restricted cash balance as of the beginning of the year	D	38,404	(38,404)	-

Balance of cash and cash equivalents as of the end of the year	D	52	265	317

Restricted cash balance as of the end of the year	D	28,328	(28,328)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	99	12,160	12,259
Restricted cash	D	12,660	(12,160)	500
Property, plant & equipment	A,C	728,721	80,725	809,446
Intangible assets	C	49,578	(49,578)	-
Other assets		74,561	-	74,561

Total assets		865,619	31,147	896,766

Accounts payable and deferred expenses	A	12,084	(1,910)	10,174
Other liabilities		325,753	(510)	325,243

Total liabilities		337,837	(2,420)	335,417

Partners’ equity	A	527,782	33,567	561,349

Total liabilities and equity		865,619	31,147	896,766

		As of June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	8,328	8,428
Restricted cash	D	8,371	(8,328)	43
Property, plant & equipment	A,C	752,496	80,820	833,316
Intangible assets	C	53,087	(53,087)	-
Other assets		135,796	-	135,796

Total assets		949,850	27,733	977,583

Accounts payable and deferred expenses	A	13,486	(2,189)	11,297
Other liabilities		496,760	(140)	496,620

Total liabilities		510,246	(2,329)	507,917

Partners’ equity	A	439,604	30,062	469,666

Total liabilities and equity		949,850	27,733	977,583

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	100	1,946	2,046
Restricted cash	D	2,004	(1,946)	58
Property, plant & equipment	A,C	740,844	80,810	821,654
Intangible assets	C	51,333	(51,333)	-
Other assets		131,405	-	131,405

Total assets		925,686	29,477	955,163

Accounts payable and deferred expenses	A	14,167	(2,107)	12,060
Other liabilities		412,217	(105)	412,112

Total liabilities		426,384	(2,212)	424,172

Partners’ equity	A	499,302	31,689	530,991

Total liabilities and equity		925,686	29,477	955,163

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the six-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	218,992	(17,292)	-	201,700
Operating expenses	A	130,903	(4,277)	-	126,626
Depreciation and amortization	A	14,454	2,804	-	17,258

Operating profit		73,635	(15,819)	-	57,816

Finance expenses	B	10,149	(2,611)	-	7,538

Profit for the period		63,486	(13,208)	-	50,278

Other comprehensive loss	B	(35,006)	15,085	-	(19,921)

Comprehensive income for the period		28,480	1,877	-	30,357

		For the six-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		186,658	1,838	5,309	193,805
Operating expenses	A	93,402	(4,298)	5,309	94,413
Depreciation and amortization	A	14,415	2,804	-	17,219

Operating profit		78,841	3,332	-	82,173

Finance expenses	B	12,677	(2,885)	-	9,792

Profit for the period		66,164	6,217	-	72,381

Other comprehensive income (loss)	B	3,433	(4,758)	-	(1,325)

Comprehensive income for the period		69,597	1,459	-	71,056

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of Profit and Loss and Other Comprehensive Income: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		84,648	(2,085)	-	82,563
Operating expenses	A	47,511	(1,910)	-	45,601
Depreciation and amortization	A	7,227	1,402	-	8,629

Operating profit		29,910	(1,577)	-	28,333

Finance expenses	B	5,710	(1,529)	-	4,181

Profit for the period		24,200	(48)	-	24,152

Other comprehensive loss	B	(15,862)	978	-	(14,884)

Comprehensive income for the period		8,338	930	-	9,268

		For the three-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		72,772	1,838	6,805	81,415
Operating expenses	A	36,852	(2,189)	6,805	41,468
Depreciation and amortization	A	7,206	1,402	-	8,608

Operating profit		28,714	2,625	-	31,339

Finance expenses	B	6,007	(1,495)	-	4,512

Profit for the period		22,707	4,120	-	26,827

Other comprehensive income	B	7,399	(3,351)	-	4,048

Comprehensive income for the period		30,106	769	-	30,875

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	380,081	19,039	15,698	414,818
Operating expenses	A	198,011	(8,765)	15,698	204,944
Depreciation and amortization	A	28,843	5,609	-	34,452

Operating profit		153,227	22,195	-	175,422

Finance expenses	B	19,317	(7,346)	-	11,971

Profit for the year		133,910	29,541	-	163,451

Other comprehensive loss	B	(4,815)	(26,455)	-	(31,270)

Comprehensive income for the year		129,095	3,086	-	132,181
(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		63,486	(13,208)	50,278

Net cash provided by operating activities		69,401	-	69,401
Net cash provided by (used for) investing activities	D	(575)	44,087	43,512
Net cash used for financing activities		(102,700)	-	(102,700)

Net increase (decrease) in cash and cash equivalents		(33,874)	44,087	10,213

Balance of cash and cash equivalents of the beginning of period	D	100	1,946	2,046

Restricted cash balance as of the beginning of the period	D	46,767	(46,767)	-

Balance of cash and cash equivalents as of the end of the period	D	99	12,160	12,259

Restricted cash balance as of the end of the period	D	12,894	(12,894)	-

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		66,164	6,217	72,381

Net cash provided by operating activities		54,710	-	54,710
Net cash provided by (used for) investing activities	D	(75)	29,267	29,192
Net cash used for financing activities		(115,794)	-	(115,794)

Net decrease in cash and cash equivalents		(61,159)	29,267	(31,892)

Balance of cash and cash equivalents of the beginning of period	D	90	40,230	40,320

Restricted cash balance as of the beginning of the period	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the period	D	100	8,328	8,428

Restricted cash balance as of the end of the period	D	58,669	(58,669)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		24,200	(48)	24,152

Net cash provided by operating activities		27,618	-	27,618
Net cash provided by (used for) investing activities	D	(457)	45,397	44,940
Net cash used for financing activities		(61,263)	-	(61,263)

Net increase (decrease) in cash and cash equivalents		(34,102)	45,397	11,295

Balance of cash and cash equivalents of the beginning of period	D	98	866	964

Restricted cash balance as of the beginning of the period	D	46,997	(46,997)	-

Balance of cash and cash equivalents as of the end of the period	D	99	12,160	12,259

Restricted cash balance as of the end of the period	D	12,894	(12,894)	-

		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period		22,707	4,120	26,827

Net cash provided by operating activities		22,267	-	22,267
Net cash provided by (used for) investing activities	D	(75)	25,073	24,998
Net cash used for financing activities		(49,815)	-	(49,815)

Net decrease in cash and cash equivalents		(27,623)	25,073	(2,550)

Balance of cash and cash equivalents of the beginning of period	D	100	10,878	10,978

Restricted cash balance as of the beginning of the period	D	86,292	(86,292)	-

Balance of cash and cash equivalents as of the end of the period	D	100	8,328	8,428

Restricted cash balance as of the end of the period	D	58,669	(58,669)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year		133,910	29,541	163,451

Net cash provided by operating activities		122,769	-	122,769
Net cash provided by (used for) investing activities	D	(1,182)	34,787	33,605
Net cash used for financing activities		(194,648)	-	(194,648)

Net decrease in cash and cash equivalents		(73,061)	34,787	(38,274)

Balance of cash and cash equivalents as of the beginning of the year	D	90	40,230	40,320

Restricted cash balance as of the beginning of the year	D	119,838	(119,838)	-

Balance of cash and cash equivalents as of the end of the year	D	100	1,946	2,046

Restricted cash balance as of the end of the year	D	46,767	(46,767)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore

Statement of Financial Position:

		As of June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	49	1,610	1,659
Restricted cash	D	3,780	(1,610)	2,170
Derivatives	F	223	7,863	8,086
Property, plant & equipment	A, C,H	571,913	(67,091)	504,822
Intangible assets	C	14,425	(14,425)	-
Right‑of‑use assets	E	88,151	137,496	225,647
Other assets	F	105,607	(8,027)	97,580

Total assets		784,148	55,816	839,964

Accounts payable and deferred expenses	A	29,660	(1,303)	28,357
Long-term lease liability	E	75,114	142,524	217,638
Other liabilities		455,975	8,667	464,642

Total liabilities		560,749	149,888	710,637

Partners’ equity	A, E,F	223,399	(94,072)	129,327

Total liabilities and equity		784,148	55,816	839,964

		As of June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	41	4,947	4,988
Restricted cash	D	4,947	(4,947)	-
Property, plant & equipment	A, C,H	593,026	(65,942)	527,084
Intangible assets	C	14,973	(14,973)	-
Right‑of‑use assets	E	89,790	144,614	234,404
Other assets		130,158	(808)	129,350

Total assets		832,935	62,891	895,826

Accounts payable and deferred expenses	A	11,462	(976)	10,486
Long-term lease liability		76,466	145,745	222,211
Other liabilities		452,702	7,864	460,566

Total liabilities		540,630	152,633	693,263

Partners’ equity	A,E	292,305	(89,742)	202,563

Total liabilities and equity		832,935	62,891	895,826

		As of December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents	D	48	5,400	5,448
Restricted cash	D	7,529	(5,400)	2,129
Derivatives	F	-	14,304	14,304
Property, plant & equipment	A, C,H	582,326	(66,842)	515,484
Intangible assets	C	14,699	(14,699)	-
Right‑of‑use assets	E	88,979	141,044	230,023
Other assets		126,619	(15,638)	110,981

Total assets		820,200	58,169	878,369

Accounts payable and deferred expenses	A	21,652	(2,615)	19,037
Long-term lease liability		75,775	144,152	219,927
Other liabilities		463,073	8,316	471,389

Total liabilities		560,500	149,853	710,353

Partners’ equity	A, E,F	259,700	(91,684)	168,016

Total liabilities and equity		820,200	58,169	878,369

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the six-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	83,882	(737)	-	83,145
Fuels and other	E	57,681	(7,973)	-	49,708
Other operating expenses	A	33,587	(2,880)	-	30,707
Depreciation and amortization	A, E,H	10,985	7,739	-	18,724

Operating loss		(18,371)	2,377	-	(15,994)

Finance expenses	B,E	14,096	5,902	-	19,998

Loss for the period		(32,467)	(3,525)	-	(35,992)

Other comprehensive loss	B	(3,834)	1,138	-	(2,696)

Comprehensive loss for the period		(36,301)	(2,387)	-	(38,688)

		For the six-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	28,788	1,443	-	30,231
Fuels and other	E	31,604	(7,973)	-	23,631
Other operating expenses	A	37,477	(14,636)	-	22,841
Depreciation and amortization	A, E,H	10,983	4,485	-	15,468

Operating loss		(51,276)	19,567	-	(31,709)

Finance expenses	B,E	13,381	3,977	-	17,538

Loss for the period		(64,657)	15,590	-	(49,067)

Other comprehensive loss	B	(2,691)	(3,076)	-	(5,767)

Comprehensive loss for the period		(67,348)	12,514	-	(54,834)

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Statements of Profit and Loss and Other Comprehensive Income:

		For the three-month period ended June 30, 2024
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	39,330	(297)	-	39,033
Fuels and other	E	25,878	(3,987)	-	21,891
Other operating expenses	A	18,718	(1,281)	-	17,743
Depreciation and amortization	A, E,H	5,495	3,870	-	9,365

Operating loss		(10,761)	1,101	-	(9,660)

Finance expenses	B,E	7,161	2,897	-	10,058

Loss for the period		(17,922)	(1,796)	-	(19,718)

Other comprehensive loss	B	4,790	479	-	5,269

Comprehensive loss for the period		(13,132)	(1,317)	-	(14,449)

		For the three-month period ended June 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	16,614	1,443	-	(18,057)
Fuels and other	E	10,309	(3,987)		6,322
Other operating expenses	A	18,757	(8,227)	-	10,530
Depreciation and amortization	A, E,H	5,489	2,966	-	8,455

Operating loss		(17,941)	10,691	-	(7,250)

Finance expenses	B,E	6,764	1,990	-	8,754

Loss for the period		(24,705)	8,701	-	(16,004)

Other comprehensive loss	B	150	(2,242)	-	(2,092)

Comprehensive loss for the period		(24,555)	6,459	-	(18,096)

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	B	112,217	749	-	122,966
Fuels and other	E	80,782	(15,947)	-	64,835
Other operating expenses	A	66,611	(18,196)	-	48,415
Depreciation and amortization	A, E,H	21,969	12,225	-	34,194

Operating loss		(57,145)	22,667	-	(34,478)

Finance expenses	B,E	27,863	8,312	-	36,175

Loss for the year		(85,008)	14,355	-	(74,653)

Other comprehensive loss	B	(14,945)	(3,783)	-	(18,728)

Comprehensive loss for the year		(99,953)	10,572	-	(89,381)

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the statement of cash flows:

		For the six-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(32,467)	(3,525)	(35,992)

Net cash used for operating activities		(3,417)	-	(3,417)
Net cash used for investing activities	D	(298)	(6,043)	(6,341)
Net cash provided by financing activities		5,969	-	5,969

Net increase (decrease) in cash and cash equivalents		2,254	(6,043)	(3,789)

Balance of cash and cash equivalents of the beginning of period	D	48	5,400	5,448

Restricted cash balance as of the beginning of the period	D	77,610	(77,610)	-

Balance of cash and cash equivalents as of the end of the period	D	49	1,610	1,659

Restricted cash balance as of the end of the period	D	79,864	(79,864)	-

		For the six-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(64,657)	15,590	(49,067)

Net cash used for operating activities		(6,541)	-	(6,541)
Net cash used for investing activities	D	(395)	(1,048)	(1,443)
Net cash provided by financing activities		1,000	-	1,000

Net decrease in cash and cash equivalents		(5,936)	(1,048)	(6,984)

Balance of cash and cash equivalents of the beginning of period	D	39	11,933	11,972

Restricted cash balance as of the beginning of the period	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the period	D	41	4,947	4,988

Restricted cash balance as of the end of the period	D	83,967	(83,967)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Shore (cont.)

Material adjustments to the statement of cash flows:

		For the three-month period ended June 30, 2024
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(17,992)	(1,796)	(19,788)

Net cash provided by operating activities		442	-	442
Net cash used for investing activities	D	(298)	(5,125)	(5,423)
Net cash provided by financing activities		5,100	-	5,100

Net increase in cash and cash equivalents		5,244	(5,125)	119

Balance of cash and cash equivalents of the beginning of period	D	48	1,492	1,540

Restricted cash balance as of the beginning of the period	D	77,618	(77,618)	-

Balance of cash and cash equivalents as of the end of the period	D	49	1,609	1,658

Restricted cash balance as of the end of the period	D	79,862	(79,862)	-
		For the three-month period ended June 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period		(24,705)	8,701	(16,004)

Net cash used for operating activities		(460)	-	(460)
Net cash provided by (used for) investing activities	D	(368)	4,014	3,646
Net cash used for financing activities		(4,000)	-	(4,000)

Net decrease in cash and cash equivalents		(4,828)	(4,014)	(814)

Balance of cash and cash equivalents of the beginning of period	D	41	5,761	5,802

Restricted cash balance as of the beginning of the period	D	88,794	(88,794)	-

Balance of cash and cash equivalents as of the end of the period	D	41	4,947	4,988

Restricted cash balance as of the end of the period	D	83,967	(83,967)	-

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year		(85,008)	14,355	(70,653)

Net cash provided by operating activities		4,157	-	4,157
Net cash provided by (used for) investing activities	D	(408)	5,763	5,355
Net cash used for financing activities		(16,036)	-	(16,036)

Net decrease in cash and cash equivalents		(12,287)	5,763	(6,524)

Balance of cash and cash equivalents as of the beginning of the year	D	39	11,933	11,972

Restricted cash balance as of the beginning of the year	D	89,905	(89,905)	-

Balance of cash and cash equivalents as of the end of the year	D	48	5,400	5,448

Restricted cash balance as of the end of the year	D	77,609	(77,609)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2024 (Unaudited)

NOTE 11 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Below is a breakdown of the key adjustments between US GAAP and IFRS in Valley, Fairview, Towantic and Shore

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of profit and loss.

B.
Hedge effectiveness of swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

D.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.

E.	Right-of-use assets: In IFRS, certain contracts are classified as leases. Under US GAAP, these contracts do not meet the definition of lease contracts and are recorded as an operating expense.

F.
Certain compound financial instruments are classified in full as derivatives in IFRS. Under US GAAP, these financial instruments are bifurcated between derivatives and non-derivative financial instruments.

G.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

H.
Property, plant and equipment in Shore: In Shore’s financial statements the property, plant, and equipment is presented at historical cost. The adjustments to property, plant and equipment include, in addition to sections a and c above, the allocation of excess cost carried out on the acquisition date of CPV Group.